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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 32
                               TO SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         QUICKTURN DESIGN SYSTEMS, INC.

                           (Name of Subject Company)

                          MENTOR GRAPHICS CORPORATION
                                   MGZ CORP.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                       (including the Associated Rights)

                         (Title of Class of Securities)

                                   74838E102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                WALDEN C. RHINES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MENTOR GRAPHICS CORPORATION
                            8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-1200

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

         JOHN J. HUBER, ESQ.                   CHRISTOPHER L. KAUFMAN, ESQ.
           LATHAM & WATKINS                          LATHAM & WATKINS
    1001 PENNSYLVANIA AVENUE, N.W.                    75 WILLOW ROAD
         WASHINGTON, DC 20004                  MENLO PARK, CALIFORNIA 94025
            (202) 637-2200                            (650) 328-4600

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    MGZ Corp., a Delaware corporation ("Purchaser"), and Mentor Graphics
Corporation, an Oregon corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed on August 12, 1998 (the "Statement"), as amended, with respect to the offer by Purchaser to purchase up to 2,100,000 shares of Common Stock, par value $.001 per share, of Quickturn Design Systems, Inc., a Delaware corporation, together with the associated preferred stock purchase rights, for a purchase price of $14 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 1998 (the "Offer to Purchase"), as amended and supplemented by the First Supplement thereto, dated August 27, 1998 (the "First Supplement") and the Second Supplement thereto, dated December 28, 1998 (the "Second Supplement") and the related revised Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). Capitalized terms used herein and not defined have the meanings ascribed to them in the Schedule 14D-1 or in the Offer to Purchase.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    Item 1 is hereby amended and supplemented by the following:

    (b) The information set forth in the "INTRODUCTION" and Section 1 to the Second Supplement is incorporated herein by reference.

    (c) The information set forth in Section 3 to the Second Supplement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    Item 2 is hereby amended and supplemented by the following:

    (a)-(d) and (g) The information set forth in the "INTRODUCTION" to the Second Supplement and in Section 5 to the Second Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    Item 3 is hereby amended and supplemented by the following:

    (a)-(b) The information set forth in the "INTRODUCTION" to the Second Supplement and in Section 7 to the Second Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 4 is hereby amended and supplemented by the following:

    (a)-(c) The information set forth in Section 6 to the Second Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    Item 5 is hereby amended and supplemented by the following:

    (a)-(g) The information set forth in the "INTRODUCTION" to the Second Supplement and in Section 8 to the Second Supplement is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Item 6 is hereby amended and supplemented by the following:

    (a)-(b) The information set forth in Section 11 to the Second Supplement is incorporated herein by reference.

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ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
THE SUBJECT COMPANY'S SECURITIES.

    Item 7 is hereby amended and supplemented by the following:

    The information set forth in Section 7 and Section 11 to the Second Supplement is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Item 9 is hereby amended and supplemented by the following:

    The information set forth in Section 5 to the Second Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10 is hereby amended and supplemented by the following:

    (e) The information set forth in Section 10 to the Second Supplement is incorporated herein by reference.

    (f) The information set forth in the entire Second Supplement, and the revised Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(57) and a(58), respectively, are incorporated herein by reference.

    On December 28, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(59) and is incorporated herein by reference.

    On December 28, 1998, Parent sent a letter to Mr. Keith R. Lobo, a copy of which is attached hereto as Exhibit (a)(60) and is incorporated herein by reference.

    On December 28, 1998, Parent commenced mailing a letter to stockholders of the Company, a copy of which is attached hereto as Exhibit (a)(61) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(57)    --         Second Supplement to the Offer to Purchase, dated December 28, 1998.
(a)(58)    --         Revised Letter of Transmittal.
(a)(59)    --         Press Release dated December 28, 1998.
(a)(60)    --         Letter to Mr. Keith R. Lobo dated December 28, 1998.
(a)(61)    --         Letter to the Company's stockholders dated December 28, 1998.

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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 1998        MENTOR GRAPHICS CORPORATION

                                By:  /s/ Gregory K. Hinckley

                                Name: Gregory K. Hinckley

                                Title: Executive Vice President, Chief Operating
                                     Officer and Chief Financial Officer

                                MGZ CORP.

                                By:  /s/ Gregory K. Hinckley

                                Name: Gregory K. Hinckley

                                Title: Secretary and Chief Financial Officer

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